

Max Hooper is the chief executive officer of Merging Traffic. He is responsible for the company's management and growth strategy, serving as the corporate liaison to the financial services industry and various capital formation groups. Prior to starting the company, he was cofounder of Equity Broadcasting Corporation (EBC), a media company that owned and operated more than 100 television stations across the United States. He was responsible for activities in the cable, satellite, investment banking, and technology industries and during his tenure it grew to become one of the top 10 largest broadcasting companies in the country. A lifelong learner, Hooper has earned five doctorate degrees: PhD, DMin, PhD, ThD, and DMin from a variety of institutions. Hooper studied financial technology with cohorts at MIT, and cryptocurrency and business disruption with corhorts at the London School of Economics. As an avid runner, he has completed more than 100 marathons and an additional 20 ultra-marathons, which are 50- or 100-mile runs. He has completed the Grand Slam of Ultra Running. Hooper is committed to his family and is a husband, father to five children, and grandfather to seven grandsons. He is active in many organizations and serves on various boards of directors. He works globally with several ministries and nonprofit aid groups, and was honored to speak at the United Nations in New York in 2015.